

May 22, 2023

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

>   **Re: Elate Group, Inc.**
>   **Amendment No. 14 to Registration Statement on Form S-1**
>   **Filed April 25, 2023**
>   **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 14 to Registration Statement on Form S-1 filed April 25, 2023

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note you restated your financial statements for the years ended December 31, 2021 and 2020 to correct certain misstatements and your auditor included an explanatory paragraph regarding the correction of the misstatement in their previously issued audit report dated March 17, 2022, except for changes related to the restatement described in Note 2 and related changes to the disclosures in Note 6 as to which were dated June 10, 2022. Please note it is unnecessary for your auditor to repeat this paragraph in their subsequent audit reports. In addition, you are not required to reference the restatement and continue to provide the disclosures set forth in ASC 250-10-50-7 through 50-9. Refer to AS 2820.17 and ASC 250-10-50-10 and consult with your auditors regarding the

removal of the reference to the restatement in their audit report and the related financial statements.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.